Victory Energy Corporation

3355 Bee Caves Road, Suite 608

Austin, Texas 78746

September 27, 2012

Mr. H. Roger Schwall

Assistant Director

United States

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: Victory Energy Corporation (File 2-76219-NY)

Dear Mr. Schwall

We received the comments contained in your letter dated August 30, 2012. The Commission asked us to explain certain information so that you could better understand our disclosures. There were seven (7) specific points noted that relate to our 2011 Form 10K filing, and we will address each of those items below.

1.	Business – General Background, pages 3 & 4

On page 3 of the 2011 Form 10K report there is a reference to 490,000,000 of authorized $0.001 par value common stock. That number is before any consideration of a 50:1 reverse stock split. On page 4 we had a reference to the sale of convertible debentures which could result in an aggregate of 679,000,000 shares. That number is also on a pre-reverse split basis. Additionally, the fourth sentence of paragraph one, under Item 1, on page 3 of our 2011 10K, notes that all information in the filing reflects the number of shares outstanding as of December 31, 2011 as being before the reverse stock split.

You correctly noted that the debentures sold and warrants granted, if all exercised at one time, could result in an additional 679,000,000 shares of common stock outstanding. When Victory’s Board became aware of the potential over-issuance it took action to amend its Articles of Incorporation in Nevada. Such actions were initiated in June 2011. On December 13, 2011, the Company filed final Amended and Restated Articles with the Secretary of State of Nevada. The amended articles provided for both a 50:1 reverse stock split, and an increase in the number of authorized shares to 50,000,000 (47,500,000 shares of common stock, and 2,500,000 shares of preferred stock). Thus, at year end 2011 Victory was not in a situation where the potential conversion of debentures could have resulted in an over-issuance of common stock. It is for that reason that we do not believe a change to the Form 10K filing is required.

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For your information, the Financial Industry Regulatory Authority (FINRA) approval process took more time to accomplish. FINRA was involved because the Company had to obtain a new CUSIP number. The reverse stock split and Amended and Updated Articles were approved by FINRA effective January 12, 2012. It was for this reason that our share structure in the 2011 Form 10K still reflected the prior capital structure (490,000,000 authorized shares). The Company filed a Form 8K on January 13, 2012 to announce the reverse stock split and increase in authorized shares. Our 2012 Form 10Q filings have already reported the number of authorized common shares on a post-reverse split basis as described on page 1 of this letter.

Risk Factors, page 8

2.	With regard to federal or state regulatory initiatives, the Company’s current operations do not involve hydraulic fracturing of any reservoirs. This could change in the future if the Company acquired a working interest in oil-bearing shale reservoirs. If operating circumstances change materially we would revise our risk factor disclosures, accordingly.

We do not believe our disclosure of potential risks is misleading and therefore do not plan to amend our risk factor disclosure at this time.

Legal Proceedings, page 23

3.	The disclosures regarding litigation against John Kinross-Kennedy CPA (“Kinross-Kennedy”) were made in the December 31, 2010 Form 10K filed May 16, 2011, the June 30, 2011 Form 10Q filed August 15, 2011, and the September 30, 2011 Form 10Q filed November 14, 2011. The disclosures are reproduced on Attachment A for your reference. The first disclosure on Attachment A repeats the information in the December 31, 2011 Form 10K filed March 30, 2012 which is the subject of your letter.

•	As noted in the disclosures, the Company was unaware of the professional failures of Kinross-Kennedy’s regarding the financial statements of the Company at the time of his termination.

•	Also, the lawsuit against Kinross-Kennedy was terminated in August, 2011 when it was determined that a successful prosecution of the matter would be uneconomic for the Company. The 10Q filings for the second and third quarters of 2011 both note that the lawsuit against Mr. Kennedy was dropped.

Since the lawsuit dismissal was already noted in two SEC filings we do not feel that an amendment to page 23 is required.

Exhibits, page 49

The Commission noted three (3) items related to the filing of complete exhibits.

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We agree with the Commission and will file an amended 2011 Form 10K/A that provides a full, complete copy of all exhibits brought to our attention, as follows:

4.	The oil and gas reserves report prepared by Mr. Nicholson, a third-party reservoir engineer
5.	The complete employment agreement with Mr. Biggers, Victory’s Chief Financial Officer. Our prior Form 8-K filing only provided a summary.
6.	The full and complete amended Aurora Partnership Agreement

Signatures

7.	Finally, the Commission noted that the 2011 Form 10K signature page did not identify the individual signing in the capacity of the principal financial officer and in the capacity of the principal accounting officer. We agree that the CFO’s signature should have been on the signature page and will include an updated signature page in the amended 2011 Form 10K/A.

Conclusion and Next Steps:

Victory will file a 2011 Form 10K/A to include the three complete exhibits (items 4, 5 and 6) and an updated signature page (item 7) that you brought to our attention in your August 30, 2012 letter. However, before filing an amended Form 10K that addresses the above four items, we would appreciate your agreement that the other three issues have been explained to your satisfaction (items 1, 2 and 3 of your letter). We prefer to file just one amendment to avoid confusion in the market.

Closing Comments:

As requested in your letter of August 30, 2012, we confirm that the Company is responsible for the adequacy and accuracy of the disclosure in our filing; that SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please give me or Mark Biggers, our CFO, a call or note to confirm next steps. Our contact details are:

•	Office phone: (512) 347-7300

•	Email for Kenneth Hill: Kenny@vyey.com

•	Email for Mark Biggers: mbiggers@vyey.com

Warmest regards,

/s/ Kenneth Hill

Chief Executive Officer

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 Attachment A

Form 10K 12/31/11 Part II Item 9 Changes in and Disagreements with Accountants on Accounting and Financial Disclosure filed 3/30/12:

On March 18, 2009, our board of directors approved the dismissal of John Kinross-Kennedy (“Mr. Kinross-Kennedy”) as our independent auditor.  Mr. Kinross-Kennedy served as our independent auditor for our fiscal years ended December 31, 2007, December 31, 2006, and December 31, 2005.  Mr. Kinross-Kennedy was also responsible for the review of our interim financial statements for the quarterly periods ending March 31, 2008, June 30, 2008, and September 30, 2008.

On March 23, 2009, we filed an 8-K with the Commission announcing our dismissal of Mr. Kinross-Kennedy as our independent auditor and disclosing that during the fiscal years ended December 31, 2007, December 31, 2006, and December 31, 2005, and until Mr. Kinross-Kennedy’s termination, there were no disagreements with Mr. Kinross-Kennedy on any matter of accounting principles or practices, financial disclosure, or auditing scope or procedure.  Subsequent to Mr. Kinross-Kennedy’s departure from the Company, we endeavored to determine the adequacy of his professional work undertaken for the Company. However, because of the disarray created by the lack of proper financial record-keeping, it was not possible to discover the nature of financial improprieties set in place by Mr. Kinross-Kennedy until an independent audit of the Company’s books and records was undertaken in late 2010.  Through this independent audit process, we have now determined that the accounting for the financial statements for the fiscal years ended December 31, 2007, and the interim periods ended March 31, June 30, and September 30, 2008, were not prepared in accordance with GAAP.  As a result, we restated our financial statements for the following periods: year ended December 31, 2007 and quarterly periods ended March 31, June 30, and September 30, 2008. In addition, we have filed a lawsuit against Mr. Kinross-Kennedy for professional negligence as disclosed under Item 3.

Form 10Q 9/30/11 Part II Item 1 Legal Proceedings filed 11/14/2011

In the matter of Victory Energy Corporation vs. John Kinross-Kennedy, CPA: On August 5, 2011, we settled the litigation that was filed on March 18, 2011, against our former independent public accounting firm, John Kinross-Kennedy, for professional negligence.  The Company executed a Settlement Agreement and Mutual Release with Mr. Kinross-Kennedy as the matter has been satisfactorily resolved.

Form 10Q 6/30/11 Part II Item 1 Legal Proceedings filed 8/15/ 2011

On August 5, 2011, we settled the litigation that filed on March 18, 2011, against its former independent public accounting firm, John Kinross-Kennedy, for professional negligence.  The Company executed a Settlement Agreement and Mutual Release with Mr. Kinross-Kennedy as the matter has been satisfactorily resolved.

Form 10K 12/31/10 Part I Item 3 Legal Proceedings filed 5/16/11

Victory Energy Corporation vs. John Kinross-Kennedy, CPA

On March 18, 2011, we filed a lawsuit against our former independent auditor, John Kinross-Kennedy, CPA, for professional negligence in the audits of our 2006 through 2007 financial statements, and the preparation of our 2008 Quarterly Reports on Forms 10-Q.  The lawsuit seeks compensatory damages, costs of suit, and other relief as may be deemed just and proper by the Court.

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